SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-3)
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
(AMENDMENT NO. 4)
Mountain Valley Bancshares Inc.
(Name of Issuer)
Mountain Valley Bancshares, Inc.

R. Keith Alexander	John Clifford Cox, Sr.
Donald E. Allison	Marc J. Greene
B. David Barrett	Rachel Marshall
C. Lamar Black	Aubrey H. McIntyre
E. Ray Black, Sr.	June W. Parks
Joel R. Campbell	R. Gerald Sims
(Names of Person(s) Filing Statement)
Common Stock, no par value
(Title of Class of Securities)
62430P 20 3
(CUSIP Number of Class of Securities)
Marc J. Greene
President and CEO
Mountain Valley Bancshares, Inc.
136 North Main Street
Cleveland, Georgia 30528
(770) 486-2000
(Name, address, and telephone numbers of
person authorized to receive notices
and communications on behalf of filing
persons)
Copy To:
Michael P. Marshall, Jr., Esq.
Miller & Martin PLLC
1170 Peachtree Street, N.E.,
Suite 800
Atlanta, GA 30309-7649
(404) 962-6442

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$4,351,600	$171.02

*	For purposes of calculating the fee only. This amount assumes 430,000 shares of common stock of the subject company will be exchanged for 430,000 shares of Class A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of March 31, 2008, which was $10.12 per share. Pursuant to Fee Rate Advisory #6 for Fiscal Year 2008 the amount of the filing fee was calculated based on a rate equal to $39.30 per million dollars. The filing fee was previously paid with the original filing.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$171.02
Filing Party:	Mountain Valley Bancshares, Inc.
Form or Registration No.:	Schedule 13E-3
Date Filed:	August 8, 2008
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13e-3.
The amendments to the articles of incorporation of Mountain Valley Bancshares, Inc. (the “Company”), which provide for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of fewer than 2,001 shares into the Company’s Class A Preferred Stock, were approved by the Company’s shareholders on December 30, 2008 and became effective on Febraury 20, 2009 upon the filing of the articles of amendment with the Georgia Secretary of State. Under the terms of the Reclassification, holders of record of fewer than 2,001 shares of common stock will have such shares reclassified as Class A Preferred Stock. All other shares of the Company’s common stock will remain outstanding and be unaffected by the Reclassification.
As a result of the Reclassification, 406,032 shares of the Company’s common stock held by approximately 391 shareholders of record were converted into the right to receive Class A Preferred Stock. Ten shareholders, holding collectively 23,250 shares of the Company's common stock, exercised dissenters' rights with respect to the Reclassification. Assuming these shareholders perfect their dissenters' rights, these shareholders will be entitled to receive the fair value of such shares. After the Reclassification, the Company had 1,709,320 shares of common stock outstanding, held by approximately 234 holders of record, and 406,032 shares of Class A Preferred Stock, held by approximately 391 holders of record.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 23, 2009

MOUNTAIN VALLEY BANCSHARES, INC.
By:	/s/ Marc J. Green
Marc J. Greene, Chief Executive Officer

Date: February 23, 2009

*
R. Keith Alexander

*
Donald E. Allison

*
B. David Barrett

*
C. Lamar Black

*
E. Ray Black, Sr.

*
Joel R. Campbell

*
John Clifford Cox, Sr.

*
Marc J. Greene

*
Rachel Marshall

*
Aubrey H. McIntrye

*
June W. Parks

*
R. Gerald Sims

*  By: /s/ Marc J. Greene, as Attorney-in-fact.

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